FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 22, 2003

Commission File Number: 001-13464

Telecom Argentina STET-France Telecom S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina STET-France Telecom S.A.

TABLE OF CONTENTS

Item

1.	Letter to the Buenos Aires Stock Exchange dated December 19, 2003 informing them of them of the Board Meeting that took place on December 19, 2003.

FREE TRANSLATION

FOR IMMEDIATE RELEASE

December 19, 2003

BUENOS AIRES STOCK EXCHANGE

Dear Sirs,

RE.: Information under Article 23° of Chapter XXI of the Rules

I am writing you as Responsible for Market Relations of Telecom Argentina STET-France Telecom S.A. (“the Company”) to inform you the following:

1.	As duly informed to you, the France Telecom Group has transferred 96% of its share participation in Sofora Telecomunicaciones S.A., current controlling shareholder of Nortel Inversora S.A., as a result of which the France Telecom Group has ceased to be an operator of the Company. Due to personal reasons, the members of the Company’s Board of Directors that were nominated by the France Telecom Group have submitted their resignations from the positions for which they were nominated. The resigning Directors are Acting Directors Mr. Christian Chauvin and Jean Pierre Achouche, and Alternate Directors Mrs. Yolanta de Cacqueray, Mr. Maximo Bomchil and Mr. Jacques Brun. In addition, due to personal reasons, the Alternate Director Mr. Carlos E. Monte Alegre Toro has also resigned.

2.	At the Board meeting held today the Company’s Board of Directors accepted these resignations and requested the Supervisory Committee members that were present at the meeting to designate Directors and Alternate Directors to replace the resigning Directors until the next Shareholders’ Meeting as provided for under article 258, second paragraph of the Corporate Law. The Supervisory Committee designated Mr Gerardo Werthein and Raúl Miranda as Acting Directors and Mr Adrián Werthein, Mr. Osvaldo Canova and Mr Oscar Cristianci as Alternate Directors.

3.	Mr. Alberto Messano has resigned as Vice Chairman of the Board of Directors, maintaining his position as Acting Director. The Board of Directors resolved to reduce the number of Vice-Chairmen to one, and designated Mr. Gerardo Werthein for such position.

4.	For the same reasons mentioned in paragraph 1 above, regular Supervisory Committee member Mr. Néstor José Belgrano and alternate Supervisory Committee members Mr. Gustavo Andres de Jesus and Mr. Javier M. Petrantonio, submitted their resignations, and resolved for the immediate incorporation of Mr. Juan Martin Arocena as regular Supervisory Committee member. Mr Arocena previously served as an alternate Supervisory Committee member until the present date and will act as regular member of the Supervisory Committee until the next Shareholders’ Meeting, when a regular Supervisory Committee member must be designated.

5.	The Board has decided to call for a General Ordinary and Extraordinary Shareholders’ Meetings on February 18, 2004 to consider the changes in the Board of Directors and in the Supervisory Committee mentioned above, and to consider the following amendments to the Company’s Corporate by-laws:

•	Article 1°: Change the Company’s corporate name to “Telecom Argentina S.A.”, in accordance with the authorization of the Secretariat of Communications granted through Resolution No. 111/03.

•	Article 10°: Grant two votes to the Chairman in the case of draw, and clarify that the designation of Chief Executive Officers or Special Officers can be made only to individuals that are not part of the Board of Directors.

•	Article 10° Bis: incorporation of a new article related to the Audit Committee in accordance with article 15° of Decree N° 677/01.

The notices of the Shareholders’ Meeting and the amendment of the Corporate by-laws will be publicized within the applicable regulatory periods.

6.	Because France Cable et Radio S.A. (of the France Telecom Group) has ceased to be operator of the Company, in accordance with the authorization of the Secretary of Communications that was granted through Resolution No. 111/03, the Company and its subsidiaries have terminated the Management Contract dated August 9, 1999 as it relates to the France Telecom Group. Nevertheless, such Contract will continue to be in effect between the Company and Telecom Italia S.p.A. (as exclusive operator of the Company), and the terms agreed between both parties will continue in full effect.

7.	Latin American Nautilus S.A. (“LAN”), in which the Company has a shareholder participation of 10%, has recorded significant losses, and due to such losses it is reporting a negative shareholders’ equity. In order to reverse LAN’s capital situation, LAN’s losses will be covered by canceling LAN’s capital stock and through a capital contribution of US$291,000,000, which has been requested from LAN’s shareholders. The Board of Directors has resolved not to contribute the percentage that corresponds to the Company, and following the application of the losses of the capital stock, the Company’s shareholder participation in LAN will be terminated. The Financial Statements of Telecom as of December 31, 2002 include a reserve for the whole of the value of its shareholder participation in LAN. Therefore, the resolution adopted by the Board of Directors does not carry any negative financial consequences or any operative and other type of inconvenience for the Company.

The composition of the Board of Directors and the Supervisory Committee of the Company, which reflects the changes that are informed herein, is attached, and shall remain in effect until the Shareholders’ Meeting to be held on February 18, 2004.

Sincerely,

Pedro Gastón Insussarry

Responsible for Market Relations

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

COMPOSITION OF THE BOARD OF DIRECTORS

AND THE SUPERVISORY COMMITTEE

As a result of the resolutions adopted by the Board of Directors and the Supervisory Committee on December 19th 2003, Board of Directors and the Supervisory Committee are composed as follows, which shall be the composition in effect to the date the Shareholders’ Meeting is held, which has been called for February 18th 2003:

BOARD OF DIRECTORS

Chairman: Amadeo R. Vázquez. Vice-Chairman: Gerardo Werthein. Acting Directors: Alberto Y. Messano, Franco Livini, Jorge Brea and Raúl Miranda. Alternate Directors: Adrián Werthein, Osvaldo Canova, Guillermo Brizuela, Marco Girardi, Oscar Cristianci.

SUPERVISORY COMMITTEE

Acting Members: Enrique Garrido (Presidente), María Rosa Villegas Arévalo, Juan Martín Arocena

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina STET-France Telecom S.A.

Date: December 22, 2003	By:	/S/ CHRISTIAN CHAUVIN

		Name:	Christian Chauvin
		Title:	Vice-President